ARTICLES OF INCORPORATION, AS AMEDED
OF
PEREGRINE INDUSTRIES, INC.

ARTICLE I - NAME

The name of the Corporation shall be PEREGRINE INDUSTRIES, INC.

ARTICLE II - PURPOSE

The purpose for which this Corporation is organized is to engage in any activity or business permitted under the laws of the United States and the State of Florida, including the transaction of any or all lawful business for which corporations may be incorporated.

ARTICLE III - EXISTENCE

The Corporation is to have perpetual existence.

ARTICLE IV - STOCK

The total number of shares of stock which the corporation shall have the authority to issue is 100,000,000 shares of common stock, par value of $.0001 per share and 5,000,000 shares preferred stock, par value $.0001 per share. Series of preferred stock my be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restriction thereof, as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of preferred stock as adopted bt the board of directors pursuant to the authority given in this paragraph.

ARTICLE VI - PRINCIPAL OFFICE

The address of the principal office of the corporation is as follows: 115 East 57th Street, Suite 1122, New York, NY 10022.

ARTICLE VII - REGISTERED AGENT

The name and address of the Registered Agent of the corporation is: Thomas J. Craft, Jr., P.A., 11000 Prosperity Farm Road, Palm Beach Gardens, Florida 33401.

ARTICLE VIII - NUMBER OF DIRECTORS

The number of Directors may be increased or decreased by the Bylaws adopted by the Shareholders at any time.

These Articles of Incorporation, as amended, were proposed and approved by the Corporation's shareholders and board of directors and pursuant to a bankruptcy court order. Votes cast were sufficient.

Peregrine Industries, Inc.
Name: Richard Rubin
Title: Secretary